Hogan Lovells
11th Floor, One Pacific Place
88 Queensway
Hong Kong

霍金路偉律師行	霍金路偉律師行
香港金鐘道 88 號
太古廣場一座 11 樓

T 電話 +852 2219 0888
F 傳真 +852 2219 0222
DX No 009021 Central
www.hoganlovells.com

January 24, 2025

VIA EDGAR

Mr. Tony Watson

Ms. Angela Lumley

Mr. Scott Anderegg

Ms. Mara Ransom

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Polibeli Group Ltd (CIK No. 0002035697)
Response to the Staff’s Comments on the Draft Registration Statement on Form F-4
Confidentially Submitted on December 27, 2024

Dear Mr. Watson and Ms. Lumley, Mr. Anderegg and Ms. Ransom,

On behalf of our client, Polibeli Group Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 17, 2025 on the Company’s draft registration statement on Form F-4 confidentially submitted on December 27, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

We represent the Company. To the extent any response relates to information concerning Chenghe Acquisition II Co., and such other persons involved in the proposed business combination as set forth in the Revised Draft Registration Statement, such response is included in this letter based on information provided to the Company and us by such other persons or their respective representatives.

Draft Registration Statement on Form F-4 submitted December 27, 2024

Potential Sources of Dilution, page 11

1.           We noted your revised disclosure in response to prior comment 2. Please revise to show in tabular form: (a) net tangible book value per share, as adjusted, (b) SPAC  offering price and (c) dilution per share for each of the redemption levels presented. Refer to Item 1604(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages xxii, 11 and 12 of the Revised Draft Registration Statement.

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Berlin Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Riyadh Rome San Francisco Sao Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Shanghai FTZ. Business Services Centers: Johannesburg Louisville.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Partners

M Lin

O Chan

D Y C So

C J Dobby

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

J E M Leitch

B A Phillips

T Liu

J Cheng

M Wong

M Sit

Counsel

A D E Cobden

J S F Yim

J Leung

D Lau

S Suen

Z Dong

P J Kaur

Foreign Legal
Consultants

S Tang

(New York, USA)

B Kostrzewa

(District of Columbia, USA)

S Jiang

(New York, USA)

*Notary Public

Pro Forma Capitalization, page 74

2.	We note your response and revisions to prior comment 4. Revise to elaborate upon how you arrived at the EV/Revenue multiple amount of 4.23x.

In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 75 of the Revised Draft Registration Statement.

General

3.	In light of the fact that your controlling shareholder has significant operations in and is owned by shareholders with ties to the PRC, revise to provide risk factor disclosure acknowledging the material risks related to any future intervention or control by the PRC in your operations, which could cause the value of your securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Revised Draft Registration Statement.

Should you have any questions about the responses contained herein, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

Cc:	Fucheng Yan, Chairman, Polibeli Group Ltd

Hua Chen, Chief Executive Officer and Principal Financial Officer, Polibeli Group Ltd

Yixuan Yuan, Chief Executive Officer and Director, Chenghe Acquisition II Co.

William Burns, Partner, Paul Hastings LLP

Rong Liu, Senior Partner, Marcum Asia CPAs LLP

Jerome Ooi, Partner and Co-Founder, Enrome LLP